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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

El Paso Corporation

Full Name of Registrant

Former Name if Applicable

1001 Louisiana Street

Address of Principal Executive Office (Street and Number)

Houston, TX 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

El Paso Corporation (El Paso) is not filing its Form 10-K for the fiscal year ended December 31, 2004 by the initial filing date of March 16, 2005 because the company was unable to complete the preparation of its consolidated financial statements and because of the additional work required to complete the assessment of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (SOX).

In the course of El Paso’s 2004 audit process, the company and its auditor identified an issue related to the company’s adoption in the first quarter of 2002 of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, related to the carrying value of certain of its equity investments. Although the company and its auditor are still reviewing this issue, the company’s auditor has informed the company that it currently believes that the original treatment was in error. The company is currently evaluating the impact this could have on the current and prior period financial statements. The company expects that this issue will be fully resolved within the 15-day extension period ending March 31, 2005. The impact on the company’s financial statements is anticipated to be no more than an additional $154-million loss in 2002 and up to an additional $70 million of net income in 2004. The impact of the original implementation of SFAS No. 141 and 142 was reported as a cumulative effect of an accounting change in the company’s income statement and not in the company’s income from continuing operations. This impact was non-cash, and any change would have no effect on the company’s reported cash flow from operations for any period.

In 2004, the company reported a number of material weaknesses in its internal controls and has devoted considerable effort to make improvements in its internal controls in order to comply with the Sarbanes-Oxley Act of 2002. The company has assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, El Paso used the criteria set forth in the Committee of Sponsoring Organizations of Treadway Commission’s (COSO) Internal Control — Integrated Framework. A material weakness is a control deficiency, or combination of control deficiencies, that result in a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. The company continues to evaluate the effectiveness of its internal controls, which may result in the identification of additional material weaknesses. Based on the material weaknesses described below, management has concluded that it will issue a report which concludes that at December 31, 2004, the company did not maintain effective internal control over financial reporting. El Paso expects that its independent registered public accounting firm will issue a report which also says that the company did not maintain effective internal control over financial reporting at December 31, 2004.

As of December 31, 2004, El Paso did not maintain effective internal controls over access to application programs and data. Specifically, the company identified control deficiencies with respect to (1) inadequate design of its security access procedures related to identification of conflicting roles, (2) lack of compliance with its access security policies and (3) a lack of independent monitoring of access to various systems by IT and financial reporting and accounting staff. Additionally, the company did not maintain effective internal controls related to its account reconciliation process, especially with regard to non-routine activities, and did not maintain effective internal controls related to identification, capture and validation of pertinent information necessary to ensure the timely and accurate recording of non-routine activities, primarily related to the divestiture of assets in the businesses the company has been exiting.

El Paso anticipates filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, on or before March 31, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

D. Dwight Scott	(713)	420-3040

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 16, 2005, we announced our unaudited financial results for the fiscal quarter and fiscal year ended December 31, 2004. A copy of our earnings release was included as Exhibit 99.A to our Current Report on Form 8-K filed on March 16, 2005. Subject to the resolution of the accounting issue described in Part II above, the statement of operations for the fiscal year ended December 31, 2004, to be included in the Form 10-K is expected to be consistent with the results of operations for such fiscal year as set forth in the March 16, 2005 earnings release.

El Paso Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ D. Dwight Scott

D. Dwight Scott
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).